SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

Amendment No. 1

iPCS, Inc.

(Name of Subject Company)

iPCS, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44980Y305

(CUSIP Number of Class of Securities)

Brian J. O’Neil

Senior Vice President, General Counsel and Secretary

1901 North Roselle Road

Schaumburg, Illinois 60195

(847) 885-2833

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Paul W. Theiss, Esq.

William R. Kucera, Esq.

Bruce F. Perce, Esq.

Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606

(312) 782-0600

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2009, amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) filed with the SEC on October 28, 2009 by iPCS, Inc. (the “Company”), a Delaware corporation.

The Statement relates to the offer by Ireland Acquisition Corporation (“the Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Sprint Nextel Corporation, a Kansas corporation (“Sprint Nextel” or “Parent”), to purchase all of the issued and outstanding shares of Common Stock, par value $0.01 per share, of the Company (each, a “Share”), for $24.00 per Share, in cash to the seller without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is further described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and the Purchaser with the SEC on October 28, 2009. A copy of each of the Offer to Purchase and the Letter of Transmittal are attached as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO, and each is incorporated herein by reference.

The information set forth in the Statement remains unchanged and is incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used, but not defined, in this Amendment have the meanings ascribed to them in the Statement.

Item 8.   Additional Information.

“Item 8 — Additional Information — Antitrust Compliance” of the Statement is hereby amended and supplemented by deleting the words “10 business days from the date upon” in the second sentence in the second paragraph thereof and replacing such words with the words: “seven days of”.

“Item 8 — Additional Information — Antitrust Compliance” of the Statement is hereby further amended and supplemented by adding the following sentence after the third sentence in the second paragraph thereof:

The Company filed a Premerger Notification and Report Form with the FTC and the Antitrust Division on November 2, 2009.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

iPCS, Inc.

Date: November 2, 2009
	By:	/s/ Brian J. O’Neil
	Name:	Brian J. O’Neil
	Title:	SVP, General Counsel and Secretary

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